December 16, 2024

Via e-mail: smileye@sec.gov

Eileen Smiley
U.S. Securities & Exchange Commission

Re:	OneAscent Capital Opportunities Fund

SEC File No. 811-23957

Dear Ms. Smiley:

Thompson Hine LLP represents OneAscent Capital Opportunities Fund (formerly OneAscent Private Markets Access Fund) (the “Registrant” or “Fund”). Below are responses to your comments with respect to the Securities and Exchange Commission Staff’s review of the Registrant’s Form N-2 filed on December 5, 2024. The Registrant has authorized us to submit these responses.

COMMENT 1. If OneAscent Holdings, LLC (OAH) does not have a written agreement governing the resource sharing arrangement with OneAscent Capital LLC (the Adviser) or the Fund, please explain what records will be kept by the Adviser and/or OAH regarding the arrangement. In doing so, please address:

A.	Of such records, which will be kept by the Adviser? Which will be kept by OAH? Which will be kept by both, if any?
B.	Will such records include documentation of which specific personnel OAH will be sharing with the Adviser? Will the records further detail information about such personnel such as dates of their shared responsibilities, etc.?
C.	Will such records include documentation of compliance with the applicable Code of Ethics by the applicable personnel, including documentation of any violations?
D.	Will the applicable personnel all have the relevant industry credentials to provide advisory services to the Adviser under the Adviser’s supervision? Will the Adviser maintain records to document the valid credentials of each shared person while they are shared with the Adviser?

RESPONSE: The Adviser and OAH have identified the services that the Adviser receives from OAH and will maintain records of those individuals involved in providing those services. Most of the shared services are non-investment related activities. Similar records will be kept by OAH and each of the relevant affiliated investment advisory firms.

Any individuals from OAH who are providing services to the Adviser, regardless of the type of services provided, will be subject to the Adviser’s Compliance Manual and Code of Ethics. Any records related to those individuals and the Code of Ethics would be maintained by the Adviser through the compliance software platform utilized by OAH and all of its subsidiaries (including the Adviser).

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6632

312 Walnut Street, Suite 2000 Cincinnati, Ohio 45202-4024	www.ThompsonHine.com O: 513.352.6700 F: 513.241.4771

Eileen Smiley
December 16, 2024

A.	The Adviser and all of the affiliated subsidiaries of OAH maintain records in a centralized cloud storage location. Access to specific records is determined by what personnel need such access in order to perform the functions of their role. Those who perform only non-investment related activities would not have access to investment decision making files. All OneAscent entities will comply with the applicable recordkeeping requirements under the Investment Advisers Act. Each OneAscent entity will have access to records related to the activities of any personnel utilized by such entity.

B.	The Adviser has developed a list of Supervised Persons. This list includes OAC specific personnel as well as any other personnel that are to perform services for the Adviser or the Fund. The list will include the names of each professional, their role, their “home” entity, and the date upon which they began performing services for the Adviser. This list will be maintained jointly by the CCO and President of the Adviser.

C.	In addition (and adjacent) to the list of Supervised Persons is a list of Access Persons. All Access Persons are subject to the Adviser’s Code of Ethics. All OAH subsidiaries monitor personal securities account transactions through a compliance software platform. These records will be maintained through that platform as responsive to each Code of Ethics to which the Access Person is subject.

D.	The response to both question is “Yes”. As part of the Adviser’s new hire process, all candidates’ credentials, including educational and professional background, are reviewed. As part of the overall supervisory process, qualifications of personnel are reviewed and compared to their respective roles at least annually during their review process. These records will be maintained in the books and records of the Adviser, as well as any other affiliated advisers.

Very truly yours, /s/ Cassandra W. Borchers Cassandra W. Borchers
cc:	Martin Dean, President of the Trust

John Siverling, OneAscent Capital, LLC